     March 12, 2010
VIA COURIER AND EDGAR

Re:	Doral Financial Corporation Amendment No. 3 to Registration Statement on Form S-4 File No. 333-163917
Justin Dobbie, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Dobbie:
     On behalf of Doral Financial Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on February 11, 2010.
     The Amendment updates the Company’s financial statements and related information to incorporate the information contained in the Company’s annual report on Form 10-K for the year ended December 31, 2009, as filed with the Commission on February 26, 2010. In addition, the Amendment includes executive compensation disclosure for the Company’s 2009 fiscal year.

SECURITIES AND EXCHANGE COMMISSION	-2-	March 12, 2010
     Please do not hesitate to call Rhett Brandon (212-455-3615) or Arjun Koshal (212-455-3379) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission Michael R. Clampitt, Esq.

Doral Financial Corporation Enrique R. Ubarri, Esq. Robert E. Wahlman Christopher C. Poulton